NYSE
AN ICE EXCHANGE

June 12, 2026

Chief, Information Technology
Securities and Exchange Commission
Division of Corporate Finance
100 F Street, NE MS 3040
Washington, DC 20549

To whom it may concern:

The New York Stock Exchange certifies its approval for listing and registration of the following securities of Qwest Corporation, guaranteed by Lumen Technologies, Inc., under the Exchange Act of 1934:

- 6.500% Senior Notes due 2051, denominations of $25
- 6.750% Senior Notes due 2052, denominations of $25

Sincerely,

New York Stock Exchange
11 Wall Street
New York, NY 10005
Tel: +1 212.656.3000
nyse.com